UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 8)*

                     DUNES HOTELS AND CASINOS INC.
                            (Name of Issuer)

                      Common Stock, $.50 par value
                     (Title of Class of Securities)

                                265440107
                             (CUSIP Number)


  Kent N. Calfee, Esq., Calfee & Young, 611 North Street, Woodland, CA
                         95695, (916) 666-2185
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                           September 12, 1995
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JOHN B. ANDERSON    ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                (b)  [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

 7  SOLE VOTING POWER
          -0-

 8  SHARED VOTING POWER
           4,367,013 (See Item 4)

 9  SOLE DISPOSITIVE POWER
          -0-

10   SHARED DISPOSITIVE POWER
           4,367,013 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,367,013 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.5

14  TYPE OF REPORTING PERSON*
          IN

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CEDAR DEVELOPMENT CO. (formerly Maxim, Inc.) 93-080-0020

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                (b)   [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

 7  SOLE VOTING POWER
          -0-

 8  SHARED VOTING POWER
           4,280,756 (See Item 4)

 9  SOLE DISPOSITIVE POWER
          -0-

10  SHARED DISPOSITIVE POWER
           4,280,756 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,280,756 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.0

14  TYPE OF REPORTING PERSON*
          HC

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          J.B.A. INVESTMENTS, INC.      68-004-1316

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                                (b)  [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

 7  SOLE VOTING POWER
         -0-

 8  SHARED VOTING POWER
          3,000,000 (See Item 4)

9   SOLE DISPOSITIVE POWER
         -0-

10  SHARED DISPOSITIVE POWER
          3,000,000 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.0

14  TYPE OF REPORTING PERSON*
          CO

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BABY GRAND CORP.    88-013-7221

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                                (b)  [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada
 7  SOLE VOTING POWER
         -0-

 8  SHARED VOTING POWER
          1,280,126 (See Item 4)

 9  SOLE DISPOSITIVE POWER
         -0-

10  SHARED DISPOSITIVE POWER
          1,280,126 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,280,126 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0

14  TYPE OF REPORTING PERSON*
          CO

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MURIETA INVESTORS (a partnership composed of John B. Anderson & Erik J. Tallstrom)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                                (b)  [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California

 7  SOLE VOTING POWER
         -0-

 8  SHARED VOTING POWER
          86,887 (See Item 4)

 9  SOLE DISPOSITIVE POWER
         -0-

10  SHARED DISPOSITIVE POWER
          86,887 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          86,887 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5

14  TYPE OF REPORTING PERSON*
          PN

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          C.B.C. BUILDERS, INC.    68-011-5140

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                                (b)  [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California

 7  SOLE VOTING POWER
         -0-

 8  SHARED VOTING POWER
          86,887 (See Item 4)

 9  SOLE DISPOSITIVE POWER
         -0-

10  SHARED DISPOSITIVE POWER
          86,887 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          86,887 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5

14  TYPE OF REPORTING PERSON*
          CO

ITEM 1.   SECURITY AND ISSUER.

     This  statement relates to the Common Stock, $.50 par  value

("Common  Stock") of Dunes Hotels and Casinos Inc.,  a  New  York

corporation  ("Dunes").  Dunes' principal executive  offices  are located  at  4045  South Spencer Street, Suite  206,  Las  Vegas,

Nevada 89119.

     The principal executive officers of Dunes include:

          President      John B. Anderson
                         4045 South Spencer, Suite 206
                         Las Vegas, Nevada 89119

          Vice President Brent L. Bowen
                         4045 South Spencer, Suite 206
                         Las Vegas, Nevada 89119

          Secretary      Edward Pasquale
                         4045 South Spencer, Suite 206
                         Las Vegas, Nevada 89119

          Treasurer      James H. Dale
                         4045 South Spencer, Suite 206
                         Las Vegas, Nevada 89119

ITEM 2.   IDENTITY AND BACKGROUND.


     A.   REPORTING PARTIES


     This   statement  is  being  filed  by  John   B.   Anderson

("Anderson"),   Cedar  Development  Co.,  formerly   Maxim   Inc.

("Cedar"), J.B.A. Investments, Inc. ("J.B.A."), Baby Grand  Corp.

("Baby  Grand"), C.B.C. Builders, Inc. ("C.B.C."),  and  Murietta

Investors ("Murietta Investors").

     1.   JOHN B. ANDERSON

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D, dated May 23, 1984,  Item

2(A)(3), page 7.

     2.   CEDAR DEVELOPMENT CO.

     Except  as to the name change stated above, the response  to this  Item  is  incorporated by reference  from  these  reporting parties' Schedule 13D dated May 23, 1984, Item 2(A)(l), page 6.

     3.   J.B.A. INVESTMENTS, INC.

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D, dated May 23, 1984,  Item

2(A)(l), pages 5 and 6.

     4.   BABY GRAND CORP.

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D, Amendment  No.  6,  dated

January  31,  1992,  Item 2(A)(4), pages  9  and  10;  and  these reporting parties' Schedule 13D, Amendment No. 1, dated  February

11,  1985,  Item  2(A)(3),  pages 6 and  7.   The  Secretary  and

Treasurer of Baby Grand Corp. is presently:

          a.   Larry Feil

          b.   Business address:        160 E. Flamingo Road
                                        Las Vegas, NV  89109

          c.   Principal occupation:    General Manager, Maxim Hotel Casino

          d.   Not applicable.

          e.   Not applicable.

          f.   United States

     5.   C.B.C. BUILDERS, INC.

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D, Amendment  No.  5,  dated

February  28, 1989, Item 2(A)(5), pages 9 and 10; these reporting parties' Schedule 13D, Amendment No. 2, dated September 19, 1986,

Item  2(A)(3)  and  Item 2(A)(6), pages  10  and  11;  and  these reporting  parties'  Schedule 13D, dated May  23,  1984,  Item  2

(A)(3), page 7.

     6.   MURIETTA INVESTORS

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D, Amendment  No.  3,  dated

March  25,  1987,  Item  2(A)(5), page 10,  and  these  reporting parties' Schedule 13D, Amendment No. 2, dated September 19, 1986,

Item 2(A)(5), pages 9 and 10.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     On   September  8,  1986  Eureka  Federal  Savings  &   Loan

Association   ("Eureka")  obtained  a   judgment   (the   "Nevada

Judgment")  against  John B. Anderson in an aggregate  amount  in excess of $33,000,000 in a Nevada state court action arising  out of  certain  promissory notes executed by Anderson  in  favor  of

Eureka.   Effective  November 30, 1989 Eureka  and  Anderson  and

certain   related   entities  entered  into  the  Debtor-Creditor

Agreement  (the  "DCA") whereby Eureka agreed  to  forebear  from executing  on  the Nevada Judgment and Anderson  agreed  to  make certain payments to reduce the amount due on the Nevada Judgment.

In connection with the DCA, Anderson and certain related entities pledged various assets, including shares of Dunes' Common  Stock,

to  Eureka  as collateral.  These reporting persons are  informed that  effective  July  29,  1993 Eureka,  by  then  reformed  and reorganized  as  Eurekabank,  assigned  all  its  rights  against

Anderson  to  the  Federal  Deposit  Insurance  Corporation  (the

"FDIC").   The FDIC presently holds pursuant to pledge agreements

3,000,000  shares  of Dunes' Common Stock beneficially  owned  by

these   reporting   persons.   In  addition,  as   described   in

Eurekabank's   Schedule  13D  dated  February   12,   1993   (the

"Eurekabank Schedule 13D"), Eurekabank claims shared beneficial ownership of an additional 1,367,643 shares owned by other

Anderson controlled entities.  The Eurekabank Schedule 13D claims total beneficial ownership of 4,367,643 shares.

     The  FDIC claims that Anderson had failed to pay the  Nevada

Judgment and had defaulted on the DCA.  It filed an action in the

United  States  District Court for the District  of  Nevada  (the

"Nevada Federal Court") against Anderson, Edith Anderson,  Cedar,

J.A.  Inc., and J.B.A., Case No. CV-S-95-679-PMP (LRL),  on  July

14,  1995  (the "Nevada Federal Court Action").  Dunes is  not  a

party to the action.

     On  September 12, 1995 Anderson and the defendants named  in the  Nevada  Federal  Court  Action  entered  into  that  certain

Stipulation and Order For: Entry of Order Appointing Receiver and

For  Injunctive  Relief, and For Entry of Consent  Judgment  (the

"Stipulation").   The  Stipulation includes  a  provision  for  a

consent  judgment against Anderson and the named defendants  (the

"Consent  Judgment").   If the Consent  Judgment  is  entered  in

accordance   with  the  Stipulation,  Anderson  and   the   named

defendants  will  be liable to the FDIC for a sum  in  excess  of

$66,000,000,  the  assets of the Anderson and  named  defendants,

including  the stock of Dunes, will come into the  control  of  a receiver, and the interests of Andersons and the named defendants

in  the  assets will be foreclosed.  On September 12, 1995,   the

Nevada  Federal Court entered its Order Appointing  Receiver  and

Granting  Injunctive  Relief  (the "Order").   The  Order  stayed

certain  powers, including the power to control  and  manage  the assets  or  the  power  to vote any securities,  granted  to  the receiver,  but allows the receiver to review the assets,  observe the  operations, and inspect certain books and records, including

Dunes,  relating  to  the  assets  of   Anderson  and  the  named

defendants.  The Nevada Federal court issued and entered Findings of Fact and Conclusions of Law in connection with the Order.

     Pursuant  to  the  Stipulation  and  the  Order,  the  FDIC,

Anderson and the named defendants reached various agreements with regard  to the claims of FDIC.  The FDIC, Anderson and the  named defendants shall, for a period of sixty (60) days from  the  date of entry of the Order, unless extended by written agreement, (the

"Negotiation Period"), attempt to negotiate and execute a written agreement  for the resolution of the FDIC claims (the "Settlement

Agreement").   If the Settlement Agreement is not reached  within

the  Negotiation Period, the FDIC may submit the Consent Judgment

for  immediate  entry.   If the Settlement Agreement  is  reached

within  the Negotiation Period, Anderson and the named defendants shall  have  an  additional sixty (60)  days  from  the  date  of

execution  of  the  Settlement  Agreement,  unless  extended   by

written  agreement,  in  which to perform  under  the  Settlement

Agreement  (the  "Closing Period").  If Anderson  and  the  named defendants  do  not perform the Settlement Agreement  within  the

Closing  Period,  the  FDIC may submit the Consent  Judgment  for immediate entry.

     If Anderson and the named defendants are unable to reach the

Settlement  Agreement,  or are unable to perform  the  Settlement

Agreement,  or  if  the Consent Judgment is entered  under  other

circumstances, a change in control of Dunes will  result.   Dunes

does  not  know what actions the FDIC will take with  respect  to

Dunes' Common Stock if the Consent Judgment is entered.  The FDIC could  continue to hold the Common Stock, could turn  the  Common

Stock  over  to the receiver for purposes of further disposition,

and  could exercise voting rights, which could result in a change in the present board of directors or other corporate actions.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          A.   The information called for in this sub-item is hereby

incorporated by reference from each respective cover page.

          b.   The following chart discloses the entities with whom

Anderson shares voting and dispositive power of Common Stock of

Dunes:

                        John B. Anderson
               SHARED VOTING AND DISPOSITIVE POWER

                    Amount of
          Record  Shared Common             Person
          OWNER    STOCK HELD            SHARED WITH                        EXPLANATION

          J.B.A.    3,000,000                FDIC              Security  Agreement  and  Pledge   of
                                                               Stock   dated   5/23/84  incorporated
                                                               herein   by   reference  from   these
                                                               reporting parties, Schedule 13D dated
                                                               May  23,  1984,  Item 7,  Exhibit  D,
                                                               pages  40-46  ("EurekaBank  Pledge");
                                                               Stipulation an Order for:   Entry  of
                                                               Order  Appointing  Receiver  and  for
                                                               Injunctive Relief, and For  Entry  of
                                                               Consent Judgment, dated September 12,
                                                               1995  (collectively "FDIC Stipulation
                                                               and  Order") incorporated  herein  by
                                                               reference  from  Item  7,  Exhibit  A
                                                               hereof.
          Baby      1,280,126                FDIC              Security  Agreement  and  Pledge   of
          Grand                                                Stock dated May 23, 1984 incorporated
                                                               herein   by   reference  from   these
                                                               reporting  entities,  Schedule   13D,
                                                               Amendment  No. 2, Item 7, Exhibit  A,
                                                               pages  20-27,  and Baby Grand  Pledge
                                                               Agreement  dated as of  November  30,
                                                               1989,    incorporated    herein    by
                                                               reference    from   these   reporting
                                                               entities,   Schedule  13D,  Amendment
                                                               No. 4, Item 7, Exhibit A, pages 19-29
                                                               (collectively  "EurekaBank   Security
                                                               Agreement");  FDIC  Stipulation   and
                                                               Order.
                                  M & R Investment Company,    Pledge Agreement entered into  as  of
                                  Inc. ("M & R Investment")    March   4,   1991  (364,760   shares)
                                                               incorporated herein by reference from
                                                               these       reporting       entities,
                                                               Schedule   13D,  Amendment   No.   5,
                                                               Item  7, Exhibit B, pages 30-36;  and
                                                               Pledge Agreement entered into  as  of
                                                               April   1,   1990  (915,366  shares),
                                                               Extension of Pledge Agreement entered
                                                               into  November 30, 1991,  and  Second
                                                               Extension of Pledge Agreement entered
                                                               into   March   4,  1991  incorporated
                                                               herein   by   reference  from   these
                                                               reporting  entities,  Schedule   13D,
                                                               Amendment  No. 5, Item 7, Exhibit  C,


                                                               pages 37-47 ("M & R Investment Pledge
                                                               Agreement")
          C.B.C.      86,887                 FDIC              Pursuant  to  a settlement  agreement
                                                               dated    in   September   1996    and
                                                               reconfirmed as of November 30,  1989,
                                                               EurekaBank  may hold a  general  lien
                                                               over  all  assets  of  Mr.  Anderson,
                                                               which may include entities controlled
                                                               by  Mr. Anderson, including C.B.C.;
                                                               FDIC Stipulation and Order.
                    4,367,013

     The  following chart discloses the entities with whom  Cedar shares voting and disposition power of Common Stock of Dunes:

                      Cedar Development Co.
               SHARED VOTING AND DISPOSITIVE POWER

                    Amount of
         Record   Shared Common             Person
          OWNER    STOCK HELD            SHARED WITH                        EXPLANATION

          J.B.A.    3,000,000                FDIC              EurekaBank Pledge; FDIC Stipulation
                                                               and Order
          Baby      1,280,126                FDIC              EurekaBank Security Agreement; FDIC
          Grand                                                Stipulation and Order
                                       M & R Investment        M & R Investment Pledge Agreement
                    4,280,126

(The  shares held by Cedar and J.B.A. and Baby Grand with  shared voting and dispositive power are the same shares discussed  above under "John B. Anderson.")

     Other  than as previously provided, these reporting  persons do  not have available to them information required to respond to

Item 2 with respect to FDIC as required by Item 5(b).

     For  information with respect to Cedar, see Item 2(A)(2) and

Item 4.

     For information with respect to J.B.A., see Item 2(A)(3) and

Item 4.

     For information with respect to Baby Grand, see Item 2(A)(4)

and Item 4.

     For information with respect to Murietta Investors, see Item

2(A)(6) and Item 4.

     For information with respect to C.B.C., see Item 2(A)(5) and

Item 4.

          c.   The information called for in this sub-item is included in

Item 4 and is hereby incorporated by reference.  These reporting persons effected no other transactions in the last sixty (60) days.

          d.   Except as described above, only these reporting persons have the right to receive or the power to direct the receipt of the dividends from or the proceeds from the sale of the Common Stock reported as beneficially owned hereunder.

          e.   In the event that the Consent Judgment to which reference is made in Item 4 hereof is entered, these reporting persons will cease to be beneficial owners of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Except  as  provided  in Item 4 and as provided  below,  the response  to  this Item is hereby incorporated by reference  from these  reporting parties' Schedule 13D, Amendment  No.  2,  dated

September  19, 1986, Item 6, pages 15 and 16 and these  reporting parties' Schedule 13D, Amendment No. 3, dated November 20,  1986,

pages 14 and 15.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The  response to this Item is incorporated by reference from these  reporting parties' Schedule 13D dated May 23,  1984,  page

29.

     In addition, the following exhibit is provided:

EXHIBIT  DESCRIPTION

 99.01   Stipulation and Order For: Entry of Order Appointing
         Receiver and For Injunctive Relief, and For Entry of
         Consent Judgment, entered September 12, 1995

 99.02 Order Appointing Receiver and Granting Injunctive Relief, entered September 12, 1995

 99.03   Findings of Facts and Conclusions of Law, entered
         September 12, 1995

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief,  I  certify  that  the  information  set  forth  in  this statement is true, complete and correct.

     Dated this 26th day of September, 1995.

J.B.A. INVESTMENTS, INC.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President
Date: September 26, 1995


CEDAR DEVELOPMENT CO.
(formerly MAXIM, INC.)


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President
Date: September 26, 1995


BABY GRAND CORP.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President
Date: September 26, 1995




/s/  John B. Anderson
John B. Anderson
Date: September 26, 1995

C.B.C. BUILDERS, INC.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President
Date: September 26, 1995


MURIETTA INVESTORS


By:  /s/  John B. Anderson
     John B. Anderson
Its:      General Partner
Date: September 26, 1995

                            EXHIBIT A

                AGREEMENT RE: SCHEDULE 13D FILING

     Pursuant    to    Rule   13d-l(f)  promulgated   under   the

Securities  Exchange  Act  of  1934,  as  amended,  each  of  the undersigned  agrees that the statement on Schedule 13D  to  which this Agreement is attached as an exhibit is being filed on behalf of each of them.

     DATED this 26th day of September, 1995.



/s/  John B. Anderson
John B. Anderson


CEDAR DEVELOPMENT CO.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President


J.B.A. INVESTMENTS, INC.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President


BABY GRAND CORP.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President

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MURIETTA INVESTORS


By:  /s/  John B. Anderson
     John B. Anderson
Its:      General Partner


C.B.C. BUILDERS, INC.


By:  /s/  John B. Anderson
     John B. Anderson
Its:         President